Form 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940
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(Print or Type Responses)

1. Name and Address of Reporting Person* Hecker Curt	2. Issuer Name and Ticker or Trading Symbol Coldwater Creek Inc. (CWTR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)

(Last) (First) (Middle)	3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year
C/O Coldwater Creek Inc. One Coldwater Creek Drive		07/02

(Street) Sandpoint ID 83864 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (check applicable line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

		Code	V	Amount	(A) or (D)	Price

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Non-Qualified Stock Option (right to buy)	$23.84	07/13/02	A		2,500		7/13/02 (1)	07/12/12	Common Stock	2,500	NA	26,892	D

Explanation of Responses:

(1)
The option is immediately exercisable but the shares are subject to repurchase upon optionee's termination of service prior to vesting of such shares. The repurchase right will lapse upon the optionee's completion of one (1) year of Board service measured from the grant date.

/S/ CURT HECKER	8/6/02
**Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If this form is filed by more than one reporting person, see Instruction 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.